Exhibit 99.2

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2019

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2019 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at The Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda HM 08, at 9:00 a.m. (local time) on Thursday, May 23, 2019. The 2019 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2019 Annual Meeting”) will be held for the following purposes:

1.	To approve the election of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel as our Class I directors;

2.

To approve our annual audited financial statements for the fiscal year ended December 31, 2018, a copy of which is included in the enclosed 2018 Annual Report to Shareholders and will be laid before our shareholders at the 2019 Annual Meeting;

3.

To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2019 and the authorization for our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2019;

4.

To approve an amendment and restatement to our 2015 Share Incentive Plan as the 2019 Share Incentive Plan to increase the maximum number of our common shares, $0.01 par value per share, that may be granted pursuant to such plan by 2,500,000 shares and to update the plan language to eliminate references to IRS Section 162(m) to reflect changes in US tax rules; and

5.	To transact such other business as may properly be brought before the 2019 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 1, 2019 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2019 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2019 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2019 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2019 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting to be held on May 23, 2019. The Company’s proxy materials for the 2019 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2018 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin

Secretary

Hamilton, Bermuda

April 22, 2019

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 23, 2019

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2019 Annual General Meeting of Shareholders to be held at The Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda HM 08, at 9:00 a.m. (local time) on Thursday, May 23, 2019, including any postponement or adjournment(s) thereof (the “2019 Annual Meeting”). The 2019 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2019 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2019 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2018 Annual Report to Shareholders are being first mailed to shareholders on or about April 22, 2019. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 1, 2019 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2019 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 29, 2019, there were 57,402,164 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2019 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2019 Annual Meeting for each Common Share held by such Shareholder.

At the 2019 Annual Meeting, two or more persons present in person at the start of the 2019 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2019 Annual Meeting.

At the 2019 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2019 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2019 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2019 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2019 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class I director of the Company (Proposal One), and FOR the approval of each of Proposals Two, Three and Four. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2019 Annual Meeting. Attendance at the 2019 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2019 Annual Meeting.

If within half an hour from the time appointed for the 2019 Annual Meeting a quorum is not present, then the 2019 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2019 Annual Meeting is adjourned to a specific date, place and time announced at the 2019 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2019 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2019 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

Page

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE ELECTION OF OUR CLASS I DIRECTORS	6

Directors and Senior Management	6

Board Practices	9

Board and Committee Meetings	10

Director and Senior Management Compensation	11

Vote Required	11

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018	12

Vote Required	12

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019	13

Independent Auditors Fees and Services	13

PROPOSAL FOUR—APPROVAL OF AN AMENDMENT AND RESTATEMENT TO THE 2015 SHARE INCENTIVE PLAN AS THE 2019 SHARE INCENTIVE PLAN, TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES THAT MAY BE GRANTED PURSUANT TO SUCH PLAN BY 2,500,000 SHARES AND TO REMOVE REFERENCES TO IRS SECTION 162(M) TO REFLECT US TAX RULE CHANGES	14

Vote Required	17

OTHER MATTERS	18

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of March 29, 2019 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 57,402,164 Common Shares issued and outstanding on March 29, 2019. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Trencor Limited (3)	27,278,802	47.5%
Isam K. Kabbani (4)	3,653,250	6.4%

Directors and Executive Officers
David M. Nurek (5)	27,299,987	47.5%
Hennie Van der Merwe (6)	27,283,965	47.5%
John A. Maccarone (7)	1,501,670	2.6%
Robert D. Pedersen	394,248	*
Olivier Ghesquiere	167,030	*
Michael K. Chan	57,000	*
Hyman Shwiel	26,185	*
Dudley R. Cottingham (8)	24,185	*
Iain Brown	14,085	*
Current directors and executive officers (9 persons) as a group	29,489,553	51.4%

*	Less than 1%.

(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following share options and restricted share units:

	Grant Date
	11/18/2010	11/16/2011	11/14/2012	11/14/2013	11/19/2014	11/12/2015	5/19/2016	11/30/2016	5/18/2017	11/30/2017	5/22/2018	11/30/2018
Share options

Exercise price	$28.26	$28.54	$28.05	$38.36	$34.14	$14.17	$12.23	$9.70	$9.75	$ 22.95	N/A	$11.15

Expiration date	11/17/2020	11/15/2021	11/14/2022	11/14/2023	11/19/2024	11/12/2025	5/19/2026	11/30/2026	5/18/2027	11/30/2027	N/A	11/30/2028

Robert D. Pedersen	7,500	16,500	23,000	26,000	27,820	26,534	—	36,029	—	—	—	—
Michael K. Chan	—	—	—	—	—	—	—	—	3,750	4,750	—	20,000
Olivier Ghesquiere	—	—	—	—	—	—	10,000	19,200	—	17,760	—	40,000

Restricted share units

David M. Nurek	—	—	—	—	—	—	—	—	—	—	4,469	—
Hennie Van der Merwe	—	—	—	—	—	—	—	—	—	—	4,469	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	4,469	—
Robert D. Pedersen	—	—	—	—	—	8,177	—	19,626	—	—	4,469	—
Olivier Ghesquiere	—	—	—	—	—	—	5,000	9,600	—	13,320	—	40,000
Michael K. Chan	—	—	—	—	—	—	—	—	2,812	3,562	—	20,000
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	4,469	—
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	4,469	—
Iain Brown	—	—	—	—	—	—	—	—	—	—	4,469	—

(2)	Percentage ownership is based on 57,402,164 shares outstanding as of March 29, 2019.

(3)

Includes 27,278,802 shares held by Trencor. These shares were previously held by Halco Holdings Inc. (“Halco”), a company owned by Halco Trust, a nominated discretionary trust. In February 2018, Halco Trust distributed and transferred to Trencor, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco. In May 2018, Halco declared dividends to Trencor which resulted in Trencor becoming the direct shareholder in the 47.5% of our common stock. Halco went into voluntary liquidation on October 12, 2018.

(4)	Includes 3,653,250 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.

(5)

Includes 27,278,802 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(6)

Includes 27,278,802 shares held by Trencor (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor). Mr. Van der Merwe is one of our directors, and a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Trencor.

(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P. and 283,497 shares held by the Maccarone Revocable Trust.

(8)	Includes 19,716 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS I DIRECTORS

At the 2019 Annual Meeting, Shareholders will be asked to approve the election of each of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel as a Class I director of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Messrs. David M. Nurek, Robert D. Pedersen and Iain Brown are currently designated Class III directors, each of whom holds office until our 2020 annual general meeting of shareholders. Messrs. Olivier Ghesquiere and Hennie van der Merwe are currently designated as Class II directors, each of whom holds office until the 2021 annual general meeting of shareholders. Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel are currently designated as Class I directors, each of whom holds office until our 2019 Annual Meeting.

The terms of the Class I directors are set to expire at the 2019 Annual Meeting. Based upon the recommendation of the Nominating and Corporate Governance Committee of our Board of Directors, our Board of Directors has nominated Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel to stand for election, in each case, as a Class I director of the Company, at the 2019 Annual Meeting. Proposal One calls for a vote FOR the approval of the election of each of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel as a Class I director of the Company at the 2019 Annual Meeting. If elected at the 2019 Annual Meeting, each of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel will each serve for a three-year term expiring at our 2022 annual general meeting of shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2019. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

As of March 29, 2019, our principal shareholder, Trencor owned approximately 47.5% of our issued and outstanding Common Shares. Trencor was founded in 1929, and currently its interests are in businesses owning, leasing and managing marine cargo containers and finance related activities. As indicated below, two of our eight directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel(1)(2)(3)	74	Chairman
Olivier Ghesquiere(6)	52	Director, President and Chief Executive Officer
Iain Brown(1)	55	Director
Dudley R. Cottingham(1)(2)(3)	67	Director
John A. Maccarone(2)(3)	74	Director
David M. Nurek(1)(2)(3)(4)	69	Director
Hennie Van der Merwe(3)(5)	71	Director
Robert D. Pedersen	59	Director
Michael K. Chan(7)	56	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit Committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Brown and Nurek are non-voting members.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Chairman of Trencor, the beneficiary of 47.5% of our share interest.

(5)	Chief Executive Officer and Director of Trencor, the beneficiary of 47.5% of our share interest.

(6)	Effective August 13, 2018, Olivier Ghesquiere was appointed as the President and Chief Executive Officer.

(7)	Effective September 30, 2018, Michael K. Chan was appointed as the Executive Vice President and Chief Financial Officer.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown was a member of the board of directors of Halco. Mr. Brown is a director of Container Investment Services Limited and Coveham Container Services Limited, has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty-five years. He holds a B.S. in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995. He is chairman of Trencor and a member of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa. In August 2017, Mr. Van der Merwe was appointed as a director of Halco, and as a director of both Leased Assets Pool Company Limited and TAC Limited, entities that each own intermodal containers managed by the Company.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Executive Officers

For certain biographical information about Olivier Ghesquiere, see “Directors” above.

Michael K. Chan was appointed Executive Vice President and Chief Financial Officer (CFO) in September 2018. Mr. Chan served as our Vice President and Senior Vice President of Finance from April 2017 through August 2018, responsible for overseeing treasury, investor relations, accounting, financial reporting, and financial planning and analysis. Mr. Chan also served as a Controller from 1994 to 2006. Prior to re-joining the company in 2017, Mr. Chan was CFO at Ygrene Energy Fund from 2015 to 2017, a market-leading specialty finance company, where he raised nearly $1 billion in capital and achieved the industry’s first AAA rating on the company’s senior notes. From 2011 to 2015, Mr. Chan worked as Senior Director of Treasury and Capital Markets for The Cronos Group, a leading global container leasing company which was acquired by Shenzhen Stock Exchange listed Bohai Leasing Company. Before that, Mr. Chan held the CFO position at The Chartres Lodging Group from 2006 to 2011, where he was instrumental in executing key acquisitions and sales for the hotel investment and asset management company. Mr. Chan joined Coopers & Lybrand in 1989, now PricewaterhouseCoopers (PwC) and held the position of Audit Manager. Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA) and holds a B.S. in Business Administration – Accounting from California State University East Bay.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a Board of Directors with a majority of independent directors. Currently, four of our eight directors are not independent, as that term is defined by the NYSE. Our independent directors, as determined by the Board of Directors pursuant to NYSE rules are Dudley R. Cottingham, John A. Maccarone, Robert D. Pedersen and Hyman Shwiel.

•	We are not required by Bermuda law to hold regular meetings of the Board of Directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a Compensation Committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Share Incentive Plan (the “2015 Plan”). However, our Compensation Committee is not comprised solely of independent directors, as required by NYSE standards. The members of our Compensation Committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Shwiel currently serves as the chairman of the Compensation Committee. Mr. Nurek is a director of Trencor. Messrs. Cottingham, Maccarone, and Shwiel satisfy the NYSE’s standards for director independence. We believe it is appropriate for non-independent directors to serve as members of our

Compensation Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Compensation Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

We have established an Audit Committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our Audit Committee need not comply with NYSE requirements that the Audit Committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our Audit Committee has four members, Messrs. Shwiel, Cottingham, Brown and Nurek. Mr. Shwiel is the chairman of the Audit Committee. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. Nurek is a director of Trencor and has no voting rights on the Audit Committee. Mr. Brown is an administrator of an indirectly wholly-owned subsidiary of Trencor and has no voting rights on the Audit Committee. We believe it is appropriate for non-independent directors to serve as non-voting members of our Audit Committee as these directors have significant experience in the container manufacturing and leasing industry, have significant finance and accounting experience and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Audit Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

We have established a Nominating and Corporate Governance Committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our Nominating and Corporate Governance Committee has five members, Messrs. Cottingham, Maccarone, Nurek, Van der Merwe and Shwiel. Mr. Cottingham currently serves as chairman of the Nominating and Corporate Governance Committee. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a Nominating and Corporate Governance Committee charter. We believe it is appropriate for non-independent directors to serve as members of our Nominating and Corporate Governance Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Nominating and Corporate Governance Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 and our 2015 Plan, an amendment and restatement of the 2007 Plan, on May 21, 2015. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Board and Committee Meetings

In 2018, our Board of Directors held five meetings and all current members of the Board attended each meeting occurring during their tenure, except for one director who was absent from one meeting. In 2018, our Audit Committee held eight meetings, our Compensation Committee held four meetings and our Nominating and Corporate Governance Committee held two meetings. All current committee members attended 100% of the applicable committee meetings during their tenure, except that one director was absent from one of the Compensation Committee meetings and one of the Nominating and Corporate Governance Committee meetings.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers and former executive officers as a group (four persons, including two former executive officers) for the year ended December 31, 2018 was approximately $3,686, which included approximately $943 in bonuses and approximately $882 in vested restricted stock and funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, which amounted to approximately $229. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2018, other than reimbursements for travel expenses.

During 2018, our executive officers as a group were granted 60,000 share options, with an exercise price of $11.15 and an expiration date of November 30, 2028, and 60,000 restricted share units through our 2015 Share Incentive Plan. There was an accelerated vesting of stock awards for our former executive during 2018, wherein 119,233 restricted share units and 119,231 share options will continue to vest after retirement according to the original vesting schedule, and all the vested and outstanding options will remain exercisable until expiration date of the share options. As of December 31, 2018, the former executive has outstanding share options of 73,143 and outstanding restricted share units of 73,143.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2018, all STIP participants, including our executive officers received 125% of their target incentive award that applied to calendar year 2017 performance with the incentive award paid in early 2018.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2018 was approximately $537. Some directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $52 during 2018.

Vote Required

Approval of the election of each of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel as a Class I director requires the affirmative vote of a majority of the votes cast at the 2019 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class I director nominees. The Board notes that each nominee is either a long tenured member of the Board of Directors or has significant experience in the container leasing industry, or both.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel as a Class I director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2018

At the 2019 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2018, a copy of which is included in the enclosed 2018 Annual Report to Shareholders and will be laid before the Shareholders at the 2019 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2018.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2019 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2018 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019

At the 2019 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2019 and the authorization for the Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2019.

Independent Auditors Fees and Services

Our Audit Committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our Audit Committee. Our Audit Committee has delegated to the chairman of the Audit Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2018 and 2017:

Fee Category	2018 Fees	2017 Fees
Audit Fees	$1,835	$1,766
Audit-Related Fees	173	195
Tax Fees	14	22

Total Fees	$2,022	$1,983

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit Fees. Fees for both 2018 and 2017 were relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2019 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2019 and the authorization for our Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2019 as set forth in Proposal Three.

PROPOSAL FOUR

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2015 SHARE INCENTIVE PLAN AS THE 2019 SHARE INCENTIVE PLAN TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES THAT MAY BE GRANTED PURSUANT TO SUCH PLAN BY 2,500,000 SHARES AND TO UPDATE THE PLAN LANGUAGE TO ELIMINATE REFERENCES TO IRS SECTION 162(M) TO REFLECT CHANGES IN US TAX RULES

General

At the 2019 Annual Meeting, Shareholders will be asked to approve an amendment and restatement of the 2015 Share Incentive Plan as the 2019 Share Incentive Plan (the “Plan”) in order to (i) increase the maximum number of Common Shares that may be granted pursuant to the Plan by 2,500,000 shares, and (ii) update the Plan language to eliminate references to IRS Section 162(m) performance based compensation provisions that were eliminated under new tax rules that went into effect in the United States in January 2018. Upon the recommendation of the compensation committee of our board of directors, our board of directors has unanimously approved this proposed amendment for submission to a vote of our Shareholders.

The Plan was originally adopted by our board of directors on August 9, 2007 and subsequently approved by our shareholders on September 4, 2007. The Plan was amended and restated as the 2015 Share Incentive Plan which was approved by our shareholders on May 21, 2015. The Company adopted the Plan to provide a means whereby employees, officers, directors and consultants of the Company and its affiliates and others performing services to the Company may be given an opportunity to purchase and/or receive Common Shares of the Company. The maximum aggregate number of Common Shares subject to the Plan which may be issued pursuant to awards was originally approved at eight percent of the number of shares issued and outstanding as of the date which was 45 days following our initial public offering, which equaled 3,808,371 shares. On February 23, 2010, our Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by our shareholders at the 2010 Annual General Meeting of Shareholders on May 19, 2010. On May 21, 2015 our shareholders approved the amendment and restatement of the Plan to become the 2015 Share Incentive Plan and the number of shares available for future grant was increased by 2,000,000 shares. 3,576,589 share options, 3,743,910 restricted share units and 238,650 equivalent shares in the form of cash awards have been granted since the Plan’s inception. There currently remain 330,060 shares to be awarded subject to the Plan. The proposed increase of the maximum number of Common Shares that may be granted pursuant to the Plan by 2,500,000 shares as set forth in Proposal Four would represent approximately four percent of our outstanding and issued Common Shares. The addition of 2,500,000 shares to the Plan would result in approximately 2,830,060 shares available to be awarded under the Plan.

The increase of 2,500,000 shares is being requested for future awards to existing employees, directors and consultants, and additional employees, directors and consultants which may become eligible to participate in the Plan.

Any shares covered by an award (or portion of an award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their fair market value at the time of repurchase, such shares shall become available for future grant under the Plan. To the extent not prohibited by the listing requirements of the NYSE or applicable laws, any shares covered by an award which are tendered to the Plan (i) in payment of the award exercise or purchase price (including pursuant to the “net exercise” of an option as provided by the Plan) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares which may be issued pursuant to all awards under the Plan, unless otherwise determined by the administrator of the Plan.

The Plan

The following is a summary of major features of the Plan, as proposed to be amended. The following summary does not purport to be a complete description of all of the provisions of the Plan (as proposed to be amended) and is qualified in its entirety by reference to the actual text of the Plan (as proposed to be amended), a black-lined copy of which is included as Exhibit A to this Proxy Statement. The black-lined copy included as Exhibit A is marked to show changes against the current Plan. You are urged to read Exhibit A in its entirety.

Awards under the Plan include share options, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights or other rights or benefits under the Plan (each an “Award” and collectively, “Awards”).

Administration. The Plan is administered by our board of directors or any of the committees (composed of members of our board of directors) appointed to administer the Plan (the “Administrator”). The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine the number of shares to be subject to each Award, determine the exercise or purchase price of each Award, determine the vesting and exercise periods of each Award and to determine eligibility under the Plan, including selecting the Award recipients (each, a “Grantee”).

With respect to grants of Awards to directors or employees who are also officers or directors of the Company, the Plan shall be administered by (i) our board of directors or (ii) a committee designated by our board of directors, which committee shall be constituted in such a manner as to satisfy the applicable laws.

With respect to grants of Awards to employees or consultants who are neither directors nor officers of the Company, the Plan shall be administered by (i) our board of directors or (ii) a committee designated by our board of directors, which committee shall be constituted in such a manner as to satisfy the applicable laws. Our board of directors may authorize one or more officers to grant such Awards and may limit such authority as our board of directors determines from time to time.

Subject to any required action by our shareholders, the number of Common Shares covered by outstanding Awards, the number of Common Shares that have been authorized for issuance under the Plan, the exercise or purchase price of each outstanding Award, the maximum number of Common Shares that may be granted subject to Awards to a Grantee in any calendar year, and the like, shall be proportionally adjusted by the Administrator in the event of any increase or decrease in the number of issued Common Shares resulting from certain changes in the Company’s capital structure as described in the Plan.

Eligibility. The Administrator determines who will receive Awards under the Plan as well as the terms and conditions of any Award. Awards other than incentive stock options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of the Company (each parent or subsidiary of the Company, a “Related Entity”). The Company may grant incentive stock options only to the Company’s employees or employees of any Related Entity.

Share Options. A share option gives a Grantee the right to purchase a specific number of Common Shares of the Company at a price per share (the “exercise price”) that is equal to the fair market value of the Common Shares on the day the Grantee’s option is granted. When the Grantee purchases the Common Shares subject to the option, the Grantee has “exercised” the option. If the value of the Common Shares has increased since the grant of the share option, the Grantee has the opportunity to realize a gain. Share options granted under the Plan may be either incentive stock options under the provisions of Section 422 of the Code, or non-qualified options.

Restricted Share Units. A restricted share unit (“RSU”) does not represent any actual ownership interest in the Company. RSUs granted correspond in number and value to a specified number of Common Shares of the Company. A Grantee will not be required to pay for the shares. RSUs are tracked in a bookkeeping account until vested. RSUs have no voting rights and may or may not have dividend rights. Prior to vesting, the RSUs are non-transferable and will be forfeited to the Company if the Grantee terminates Continuous Service before the RSUs have vested. Upon vesting, the RSUs may be settled in Common Shares of the Company or in cash. After vesting, the shares (if the RSUs are settled in Common Shares) are freely transferable subject to applicable securities laws restrictions. RSUs will vest and be released from the risk of forfeiture over a period determined by the Administrator.

Vesting of Awards. Awards will vest only during the time of a Grantee’s Continuous Service, as explained below. The Administrator will set the vesting schedule for each Award. Awards may vest upon the passage of time or upon the attainment of certain performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic valued added, (xvii) market share, and (xviii) such other performance criteria as determined by the Administrator.

Continuous Service. Continuous Service means that the service a Grantee provides to the Company or a Related Entity in any capacity of employee, director or consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an employee, director or consultant, the Grantee’s Continuous Service will be deemed terminated upon the actual cessation of his/her provisions of services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before his/her termination as an employee, director or consultant can be effective under applicable laws. The Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of his/her Continuous Service or upon the entity for which he/she provides services ceasing to be a Related Entity. The Grantee’s Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of employee, director or consultant, or (iii) any change in status as long as he/she remains in the service of the Company or a Related Entity in any capacity of employee, director or consultant. An approved leave of absence will include sick leave, military leave, or any other authorized personal leave. For purposes of each incentive stock option granted to the Grantee under the Plan, if such leave exceeds three (3) months, and his/her reemployment upon expiration of such leave is not guaranteed by statute or contract, then the incentive stock option shall be treated as a non-qualified option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

Exercise Price. The exercise price of all share options granted under the Plan will be at least equal to 100% of the fair market value of the Company’s Common Shares on the date of grant. If, however, incentive stock options are granted to an employee who owns shares possessing more than ten percent of the voting power of all classes of the Company’s Common Shares or the shares of any Related Entity, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years. The maximum term of all other Awards under the Plan will be ten years. The Administrator will determine the term and exercise or purchase price of any other Awards granted under the Plan.

Transferability. Incentive stock options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised only by the Grantee during his/her lifetime. Other Awards may be transferable by will or by the laws of descent or distribution and during the Grantee’s lifetime, to the extent provided in the Award agreement or in the manner authorized by the Administrator. The Plan permits the designation of beneficiaries by holders of Awards, including incentive stock options.

Corporate Transactions and Changes in Control. In the event of a Corporate Transaction or a Change in Control of the Company, all outstanding Awards under the Plan will terminate unless the acquirer assumes or replaces such Awards. In addition, and except as otherwise provided in an individual Award agreement, assumed or replaced Awards will automatically become fully vested if a Grantee’s Continuous Service is terminated by the acquiror without Cause (as defined in the Plan) within twelve (12) months after a Corporate Transaction. In the event of a Corporate Transaction where the acquirer does not assume or replace Awards, all such Awards become fully vested immediately prior to the consummation of the Corporate Transaction. Following a Change in Control, except as otherwise provided in an individual Award agreement, outstanding Awards will automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) immediately upon the termination of a Grantee’s Continuous Service if such Grantee’s Continuous Service is terminated by the Company or by a Related Entity without Cause within twelve (12) months following such a Change in Control.

A “Corporate Transaction” is generally defined, under the Plan, as: (i) acquisition of 50% or more of the Company’s Common Shares by any individual or entity including by tender offer; (ii) a reverse merger or amalgamation in which 40% or more of the Company’s Common Shares is acquired by an individual or entity; (iii) a sale, transfer or other disposition of all or substantially all of the assets of the Company; (iv) a merger, amalgamation or consolidation in which the Company is not the surviving entity; or (v) a complete liquidation or dissolution of the Company. A “Change in Control” is generally defined, under the Plan, as: (i) acquisition of 50% or more of the Company’s Common Shares by any individual or entity which our shareholders are not recommended to accept by a majority of our board of director members who have served on our board of directors for at least twelve (12) months; or (ii) a change in the composition of our board of directors as a result of contested elections over a period of twelve (12) months or less.

Term of Plan; Amendment to the Plan. The Plan will continue to be in effect until 2029 unless sooner terminated by our board of directors, or with the approval of our shareholders to the extent such approval is required by applicable laws. Our board of directors may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein, the Company shall obtain shareholder approval of any such amendment to the Plan in such a manner and to such a degree as required. No suspension or termination of the Plan will adversely affect Awards already granted, and such Awards will remain in full force and effect as if the Plan had not been suspended or terminated.

Termination of Service. In the event a Grantee terminates Continuous Service or such Continuous Service is terminated by the Company or by a Related Entity without Cause, any share options which have become exercisable prior to the time of such termination will remain exercisable for three (3) months from the date of termination (unless a shorter or longer period of time is determined by the Administrator). In the event a Grantee’s Continuous Service is terminated by the Company or by a Related Entity for Cause, any share options which have become exercisable prior to such termination will immediately terminate. If termination of Continuous Service was caused by death or disability, any share options which have become exercisable prior to the time of such termination will remain exercisable for twelve (12) months from the date of termination (unless a shorter or longer period of time is determined by the Administrator). Unless an individual Award agreement otherwise provides, all vesting of all other Awards will generally terminate upon the date of termination of the Grantee’s Continuous Service.

Vote Required

Adoption of Proposal Four requires the affirmative vote of a majority of the votes cast at the 2019 Annual Meeting.

Our board of directors unanimously recommends a vote FOR the approval of an amendment and restatement of the 2015 Share Incentive Plan as the 2019 Share Incentive Plan, to increase the maximum number of Common Shares that may be granted pursuant to such plan by 2,500,000 shares and to update the plan language to eliminate references to IRS Section 162(m) to reflect changes in US tax rules as set forth in Proposal Four.

OTHER MATTERS

Our Board of Directors is currently unaware of any other matters to come before the 2019 Annual Meeting other than as set forth in the accompanying Notice of 2019 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2019 Annual Meeting.

Exhibit A

TEXTAINER GROUP HOLDINGS LIMITED

~~2015~~ 2019 SHARE INCENTIVE PLAN

(as amended and restated effective ~~_____~~May 23, 2019~~May 21, 2015~~)

1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

(a) “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of U.S. federal securities laws, foreign or state corporate and securities laws, the Code, the rules of any applicable share exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

(d) “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(e) “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Shares, Restricted Share Unit or other right or benefit under the Plan.

(f) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(g) “Board” means the Board of Directors of the Company.

(h) “Cause” means, with respect to the termination by the Company or a Related Entity of the Grantee’s Continuous Service, that such termination is for “Cause” as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines “Cause” on the occurrence of or in connection with a Corporate Transaction or a Change in Control, such definition of “Cause” shall not apply until a Corporate Transaction or a Change in Control actually occurs.

(i) “Change in Control” means a change in ownership or control of the Company after the Registration Date effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s issued and outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

(ii) a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(j) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(k) “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l) “Common Shares” means the common shares of the Company.

(m) “Company” means Textainer Group Holdings Limited, a Bermuda company, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(n) “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(o) “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(p) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(q) “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)    a merger, amalgamation or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(ii)    the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii)    the complete liquidation or dissolution of the Company;

(iv)    any reverse merger or amalgamation or series of related transactions culminating in a reverse merger or amalgamation (including, but not limited to, a tender offer followed by a reverse merger or amalgamation) in which the Company is the surviving or continuing entity but (A) the Common Shares issued and outstanding immediately prior to such merger or amalgamation are converted or exchanged by virtue of the merger or amalgamation into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s issued and outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or amalgamation or the initial transaction culminating in such merger or amalgamation; or

(v)    acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s issued and outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

~~(r) “Covered Employee” means an Employee who is a “covered employee” under Section 162(m)(3) of the Code.~~

~~(s)~~(r) “Director” means a member of the Board or the board of directors of any Related Entity.

~~(t)~~(s) “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

~~(u)~~(t) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Common Shares.

~~(v)~~(u) “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

~~(w)~~(v) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

~~(x)~~(w) “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:

(i) If the Common Shares are listed on one or more established stock exchanges or national market systems, including without limitation, the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such share as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Common Share shall be the mean between the high bid and low asked prices for the Common Share on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

~~(y)~~(x) “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

~~(z)~~(y) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

~~(aa)~~(z) “Non-Qualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

~~(bb)~~(aa) “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

~~(cc)~~(bb) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

~~(dd)~~(cc) “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

~~(ee) “Performance-Based Compensation” means compensation qualifying as “performance-based compensation” under Section 162(m) of the Code.~~

~~(ff)~~(dd) “Plan” means this ~~2015~~ 2019 Share Incentive Plan (previously known as the ~~2007~~ 2015 Share Incentive Plan).

(ee) “Prior Plan” means the 2015 Share Incentive Plan.

~~(gg)~~(ff) “Registration Date” means the first to occur of (i) the closing of the first sale to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, of (A) the Common Shares or (B) the same class of securities of a successor or continuing corporation (or its Parent) issued pursuant to a Corporate Transaction in exchange for or in substitution of the Common Shares; and (ii) in the event of a Corporate Transaction, the date of the consummation of the Corporate Transaction if the same class of securities of the successor corporation (or its Parent) issuable in such Corporate Transaction shall have been sold to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on or prior to the date of consummation of such Corporate Transaction.

~~(hh)~~(gg) “Related Entity” means any Parent or Subsidiary of the Company.

~~(ii)~~(hh) “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable share award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

~~(jj)~~(ii) “Restricted Shares” means Shares issued under the Plan to a Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

~~(kk)~~(jj) “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

~~(ll)~~(kk) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

~~(mm)~~(ll) “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Shares.

~~(nn)~~(mm) “Share” means a Common Share.

~~(oo)~~(nn) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Shares Subject to the Plan.

(a) Subject to the provisions of Section 10, below, the maximum aggregate number of Shares that may be issued pursuant to Awards shall be ~~7,267,871,~~the sum of (a) 2,500,000 Shares and (b) any of the Shares which as of the Effective Date are available for issuance under the Prior Plan, or are subject to awards under the Prior Plan that, on or after the Effective Date, terminate, expire or lapse for any reason without delivery of Shares to the holder thereof, all of which may be available for grant as Incentive Stock Options. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Shares.

(b) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. To the extent not prohibited by the listing requirements of the New York Stock Exchange (or other established stock exchange or national market system on which the Common Shares are traded) or Applicable Law, any Shares covered by an Award which are tendered to the Plan (i) in payment of the Award exercise or purchase price (including pursuant to the “net exercise” of an option pursuant to Section 7(b)(v)) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

~~(iii) Administration With Respect to Covered Employees. Notwithstanding the foregoing, as of and after the date that the exemption for the Plan under Section 162(m) of the Code (or another exemption) is no longer available, as set forth in Section 18 below, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the “Administrator” or to a “Committee” shall be deemed to be references to such Committee or subcommittee.~~

~~(iv)~~(iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Grantee, (B) the reduction of the exercise price of any Option awarded under the Plan and the base appreciation amount of any SAR awarded under the Plan shall be subject to shareholder approval and

(C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Shares, or other Award shall be subject to shareholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction. Notwithstanding the foregoing, canceling an Option or SAR in exchange for another Option, SAR, Restricted Shares, or other Award with an exercise price, purchase price or base appreciation amount (as applicable) that is equal to or greater than the exercise price or base appreciation amount (as applicable) of the original Option or SAR shall not be subject to shareholder approval;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law (but not, for the avoidance of doubt, for their fraud or dishonesty) on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5. Eligibility. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, an Option will qualify as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company). For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option. In the event that the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added ~~and,~~ (xvii) market share, and (xviii) such other performance criteria as determined by the Administrator~~.~~. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. In addition, the performance criteria ~~shall~~ may be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award ~~intended to be performance-based compensation~~. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of performance criteria in order to prevent the dilution or enlargement of the Grantee’s rights with respect to an Award. ~~intended to be performance-based compensation.~~

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger or amalgamation, share purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

~~(g) Individual Limitations on Awards.~~

~~(i) Individual Limit for Options and SARs. Following the date that the exemption from application of Section 162(m) of the Code described in Section 18 (or any exemption having similar effect) ceases to apply to Awards, the maximum number of Shares with respect to which Options and SARs may be granted to any Grantee in any calendar year shall be two million (2,000,000) Shares. In connection with a Grantee’s commencement of Continuous Service, a Grantee may be granted Options and SARs for up to an additional two million (2,000,000) Shares which shall not count against the limit set forth in the previous sentence. The foregoing limitations shall be adjusted proportionately in connection with any change in the Company’s capitalization pursuant to Section 10, below. To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitations with respect to a Grantee, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the share appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Shares) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR.~~

~~(ii) Individual Limit for Restricted Shares and Restricted Share Units. Following the date that the exemption from application of Section 162(m) of the Code described in Section 18 (or any exemption having similar effect) ceases to apply to Awards, for awards of Restricted Shares and Restricted Share Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Grantee in any calendar year shall be two million (2,000,000) Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company’s capitalization pursuant to Section 10, below.~~

~~(h)~~(g) Deferral. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

~~(i)~~(h) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

~~(j)~~(i) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Incentive Stock Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

~~(k)~~(j) Transferability of Awards. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

~~(l)~~(k) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Stock Option:

(A) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

~~(iii) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.~~

~~(iv)~~(iii) In the case of SARs, the base appreciation amount shall not be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

~~(v)~~(iv) In the case of other Awards, such price as is determined by the Administrator.

~~(vi)~~(v) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) repurchase of Shares which have a Fair Market Value on the date of repurchase equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv) with respect to Options, if the exercise occurs on or after the Registration Date, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(v) with respect to Options, payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(vi) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by repurchase of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. Conditions Upon Issuance of Shares.

(a) If at any time the Administrator determines that the delivery of Shares pursuant to the exercise, vesting or any other provision of an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall have no obligation to effect any registration or qualification of the Shares under federal or state laws.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, share subdivision or consolidation, bonus issue, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) any other transaction with respect to Common Shares including a corporate merger, amalgamation, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. Corporate Transactions and Changes in Control.

(a) Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b) Acceleration of Award Upon Corporate Transaction or Change in Control.

(i) Corporate Transaction. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction and:

(A) for the portion of each Award that is Assumed or Replaced, then such Award (if Assumed), the replacement Award (if Replaced), or the cash incentive program (if Replaced) automatically shall become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares (or other consideration) at the time represented by such Assumed or Replaced portion of the Award, immediately upon termination of the Grantee’s Continuous Service if such Continuous Service is terminated by the successor company or the Company without Cause within twelve (12) months after the Corporate Transaction; and

(B) for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares (or other consideration) at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction, provided that the Grantee’s Continuous Service has not terminated prior to such date. For Awards that have an exercise feature, the portion of the Award that is not Assumed shall terminate under subsection (a) of this Section 11 to the extent not exercised prior to the consummation of such Corporate Transaction.

(ii) Change in Control. Except as provided otherwise in an individual Award Agreement, following a Change in Control (other than a Change in Control which also is a Corporate Transaction) and upon the termination of the Continuous Service of a Grantee if such Continuous Service is terminated by the Company or Related Entity without Cause within twelve (12) months after a Change in Control, each Award of such Grantee which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value), immediately upon the termination of such Continuous Service.

(c) Effect of Acceleration on Incentive Stock Options. Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded.

12. Effective Date and Term of Plan. The Plan originally became effective in 2007. It was amended and restated effective as of May 19, 2010, May 21, 2015 and again on May ~~_____~~23~~21~~, 2019~~2015~~ (the “Restatement Effective Date”). It shall continue in effect for a term of ten (10) years from the Restatement Effective Date, unless sooner terminated; provided, that Incentive Stock Options under the Plan may not be granted after ~~_____~~March 7, 2029~~February 19, 2025~~. Subject to Section 17, below, and Applicable Laws, Awards may be granted from any portion of the Plan reserve upon its becoming effective.

13. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, or if such amendment would lessen the shareholder approval requirements of Section 4(b)(vi) or this Section 13(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the U.S. Employee Retirement Income Security Act of 1974, as amended.

17. Shareholder Approval. The grant of Incentive Stock Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted excluding Incentive Stock Options issued in substitution for outstanding Incentive Stock Options pursuant to Section 424(a) of the Code. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. The Administrator may grant Incentive Stock Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Stock Option shall be exercisable. In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as Non-Qualified Stock Options.

~~18. Effect of Section 162(m) of the Code. Section 162(m) of the Code does not apply to the Plan prior to the Registration Date. Following the Registration Date, the Plan, and all Awards issued thereunder, are intended to be exempt from the application of Section 162(m) of the Code, which restricts under certain circumstances the U.S. Federal income tax deduction for compensation paid by a public company to named executives in excess of $1 million per year. The exemption is based on the Company’s status as a “foreign private issuer” that does not file a “summary compensation table” as part of a proxy statement with the Securities and Exchange Commission. To the extent that the Administrator determines as of the date of grant of an Award that (i) the Award is intended to qualify as Performance-Based Compensation and (ii) the exemption described above (or another exemption) is no longer available with respect to such Award, such Award shall not be effective until any shareholder approval required under Section 162(m) of the Code has been obtained.~~

~~19.~~18. Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

~~20.~~19. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

~~21.~~20. Nonexclusivity of The Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

~~22.~~21. Governing Law. The Plan is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Your vote matters – here’s how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 1:00 a.m., Eastern Daylight Time, on May 23, 2019.

Online
Go to www.investorvote.com/TGH or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TGH

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2, 3 and 4.
1.	Proposal to approve the election of the persons listed below, nominated by the current Board of Directors, as Class I directors of the Company:						For	Against	Abstain	+
					2.	Proposal to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2018.	☐	☐	☐
	01 - John A. Maccarone	For ☐	Against ☐	Abstain ☐	3.

Proposal to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2019 and the authorization for the Company’s Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2019.

							☐	☐	☐
	02 - Dudley R. Cottingham	☐	☐	☐
	03 - Hyman Shwiel	☐	☐	☐	4.

Proposal to approve an amendment and restatement to the Company’s 2015 Share Incentive Plan as the 2019 Share Incentive Plan to increase the maximum number of common shares that may be granted pursuant to such plan by 2,500,000 shares and to update the plan language to eliminate references to IRS Section 162(m) to reflect changes in US tax rules.

					5.	To transact such other business as may properly be brought before the 2019 Annual Meeting (including any postponement or adjournment(s) thereof).

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TGH

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 23, 2019

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2019 Annual General Meeting of Shareholders to be held on May 23, 2019 to be held at the Hamilton Princess, 76 Pitts Bay Road, Hamilton Bermuda HM 08 at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2019 Annual Meeting”).

The undersigned, being a shareholder of the Company, hereby appoints Olivier Ghesquiere, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2019 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two, Three and Four and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2019 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two, Three and Four.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE

C	Non-Voting Items
Change of Address — Please print new address below.

◾